Exhibit 99.1


                                                    AXCAN PHARMA INC.


[LOGO OMITTED]                                      597, boul, Laurier,
                                                    Mont-Saint-Hilaire (Quebec),
                                                    Canada J3H 6C4

                                                    Tel. (450) 467-5138
                                                    1 800 565-3255
                                                    Fax: (450) 464-9979

                                                    www.axcan.com








SOURCE:                                                        AXCAN PHARMA INC.


TSX SYMBOL (Toronto Stock Exchange):                                         AXP


NASDAQ SYMBOL (NASDAQ National Market):                                     AXCA


DATE:                                                               May 13, 2003
Press Release for immediate distribution

                AXCAN REPORTS RESULTS FOR SECOND QUARTER OF 2003
      REVENUE UP 50% TO $45.6 MILLION AND NET INCOME UP 88% TO $8.9 MILLION

MONT-SAINT-HILAIRE, QUEBEC - Axcan Pharma Inc. ("Axcan" or the "Company") announced today operating results for the second quarter of fiscal 2003 ended March 31, 2003. The Company reported revenue growth of 50% to $45.6 million and net income of $8.9 million, or $0.19 per share (fully diluted), representing 88% growth in net income and 58% growth in income per share, as compared to the second quarter of fiscal 2002 (all amounts stated in U.S. dollars).

"We are pleased to announce our second quarter financial results with another period of strong and consistent performance," said Leon F. Gosselin, President and Chief Executive Officer of Axcan. "During this quarter, Axcan announced several important milestones for the Company, including a financing and in-licensing of new gastroenterology products, that should further its leadership position in the growing gastroenterology market, " he concluded.

HIGHLIGHTS OF THE QUARTER
-------------------------

FINANCING

On March 5, 2003, Axcan completed a $125-million offering of 4 1/4% convertible subordinated notes due 2008. Proceeds will be used for general corporate purposes, including potential acquisitions of products and companies.


RESEARCH AND DEVELOPMENT

A brief update on Axcan's research and development portfolio follows:

APPROVALS
---------

HELICIDE, a patented single capsule triple therapy, for the eradication of Helicobacter pylori was approved by the Therapeutic Products Directorate of Health Canada. Helicobacter pylori is a bacterium now recognized as being the main cause of gastric and duodenal ulcers. The commercial launch plans of HELICIDE for the Canadian market will be announced at a later date.

PHOTOFRIN was approved by the Therapeutic Products Directorate of Health Canada for the ablation of High Grade Dysplasia associated with Barrett's Esophagus, a condition for which no treatment existed. PHOTOFRIN will be launched in Canada by the end of the third quarter of fiscal 2003.

PENDING APPROVALS
-----------------

PHOTOFRIN (PHOTOBARR in Europe) has been filed in the United States and Europe for the ablation of High-grade Dysplasia associated with Barrett's Esophagus. Orphan drug designation has been granted in the United States and Europe. Approval is still expected by the end of fiscal 2003 in the United States and Europe.

Also, Axcan is conducting an additional 5-year follow-up study involving most of the 75 patients treated with PHOTOFRIN-PDT in the pivotal clinical trial to evaluate the long-term treatment modality on High-grade Dysplasia of Barrett's Esophagus. Final results of this long-term evaluation are expected in fiscal 2006.

HELICIDE has been filed in the United States for the eradication of Helicobacter pylori bacterium. Approval is still expected in the latter part of fiscal 2003. The Company expects to file for approval in Europe at the beginning of fiscal 2004.

Phase III/IV
------------

CANASA 500 mg suppositories pediatric study. As agreed with the U.S. Food and Drug Administration at the time CANASA was approved in the United States, Axcan is conducting a Phase IV study on the use of CANASA suppositories for the treatment of active ulcerative proctitis in children. This 50-patient study is expected to be completed in fiscal 2004.

CANASA 1g suppositories. Axcan recently completed the clinical portion of a 100-patient Phase III trial in North America on a new 1g formulation of mesalamine suppositories for the treatment of ulcerative proctitis. This study was conducted to demonstrate the efficacy and safety of a 1g formulation of mesalamine suppository administered once a day vs. the currently approved 500 mg formulation administered twice a day. The study included an evaluation of the induction of remission in ulcerative proctitis patients. Results are expected during the third quarter of fiscal 2003. Axcan expects to file for regulatory approval in the United States at the end of the third quarter of fiscal 2003, and approval in the United States is anticipated in the second half of fiscal 2004.

CANASA/SALOFALK rectal gel. Axcan initiated an open-label, randomized 190-patient Phase III study to assess the efficacy of a new mesalamine gel formulation to induce remission of distal ulcerative colitis. This study will be supported by two 50-patient placebo-controlled studies. Results are expected to be available during the first quarter of fiscal 2004. Accordingly, the Company plans to submit regulatory filings for approvals in the United States and Canada during the first half of fiscal 2004.

SALOFALK 750 mg tablets. Axcan recently completed a 114-patient Phase III trial, for the Canadian market, on the efficacy and safety of a new 750-mg mesalamine (5-ASA) tablet for the oral treatment of ulcerative colitis. Results are expected in the second half of fiscal 2003. Axcan plans to file a Supplemental New Drug submission for approval in Canada as soon as feasible thereafter.


                                                               AXCAN PHARMA INC.

URSO DS. Axcan developed a new URSO DS formulation containing 500 mg of ursodiol in each tablet. URSO DS was launched in Canada for the treatment of cholestatic liver diseases in the second quarter of fiscal 2003.The Company intends to file a Supplemental New Drug Application in the United States in the second half of fiscal 2003 for the use of URSO DS in the treatment of Primary Biliary Cirrhosis.

A Phase III trial on the efficacy of URSO DS for the treatment of Primary Sclerosing Cholangitis has been initiated in 7 clinical sites, including the Mayo Clinic. This long-term trial, which is financed by a grant from the National Institutes of Health will involve 150 patients. The trial should be completed and final results should be available in fiscal 2007.


Pre-Clinical, Phase I and II
----------------------------

NCX-1000. Several animal studies have shown the pharmacological effects of NCX-1000 on portal pressure. Experimental models of cirrhosis demonstrated that this compound reduces portal pressure by decreasing intra-hepatic resistance, and not through direct effects on the portal vasculature. Axcan and NicOx recently obtained an Investigational New Drug status for NCX-1000 and, in the second quarter of fiscal 2003, initiated a Phase I study involving 16 patients. Completion of the whole clinical program development should occur in calendar year 2006.

Ursodiol disulfate. Axcan is currently conducting a proof of concept study in rats to evaluate the effect of ursodiol disulfate development of colonic tumors. This study is expected to be completed and results announced in the third quarter of fiscal 2003. If positive trends are confirmed in the final analysis, then Axcan intends to initiate animal toxicity studies, which will be followed by Phase I studies.

MODULON SR. Pharmacokinetic studies of MODULON SR 300 mg are expected to be completed in the second half of fiscal 2003. If results are positive, Axcan plans to evaluate the feasibility of initiating a Phase II study. The new slow-release formulation of MODULON would allow patients to take their medication once a day instead of the current regimen of three times a day.

NMK 150. Axcan entered into a memorandum of understanding for a strategic alliance with Nordmark, to develop a high-protease, pancrelipase preparation for the relief of pain associated with chronic, small duct pancreatitis. Phase I clinical trials should start during fiscal year 2004.

NMK 250. Axcan entered into a memorandum of understanding for a strategic alliance with Nordmark to develop a patented bio-engineered, viral-free lipase developed through a fermentation process. This new formulation will be developed for the treatment of steathorrea in cystic fibrosis patients and in other patients suffering from pancreatic enzyme deficiency. Phase I clinical trials should be initiated in fiscal 2004.

INTERIM FINANCIAL REPORT
------------------------

This release includes, by reference, the second quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP and the reconciliation to U.S. GAAP of the Canadian GAAP presentation. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities.


                                                               AXCAN PHARMA INC.

CONFERENCE CALL
---------------

Axcan will host a teleconference and web cast at 4:30 p.m., Eastern Time, May 13, 2003. During the teleconference, Leon F. Gosselin, President and Chief Executive Officer, David W. Mims, Executive Vice President and Chief Operating Officer and Jean Vezina, Vice President, Finance and Chief Financial Officer, will discuss the financial results. To participate in the teleconference, please dial the following number approximately 10 minutes prior to the start of the teleconference: (800) 814-3911. A replay of the teleconference will be available for one week (until May 20, 2003), commencing one hour after the end of the teleconference. The instant replay number is (416) 640-1917 code: 249623.

Interested parties may also access the conference call via web cast at www.axcan.com. The web cast will be accessible for 90 days.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.
--------------------------------------------------------------------------------

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

The names CANASA, HELICIDE, MODULON, PHOTOBARR, PHOTOFRIN, SALOFALK, URSO and VIOKASE appearing in this news release are registered trademarks of Axcan Pharma Inc. and its subsidiaries.

                                      -30-

                   Management Discussion and Analysis (MD&A),
                    Financial Statements and Notes Attached

INFORMATION:          David W. Mims
                      Executive Vice President and Chief Operating Officer
                      Axcan Pharma Inc.
                      Tel: (205) 991-8085 ext. 223

or                    Isabelle Adjahi
                      Director, Investor Relations
                      Axcan Pharma Inc.
                      Tel: (450) 467-2600 ext. 2000

                      Web:   www.axcan.com


                                                               AXCAN PHARMA INC.

Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's consolidated financial statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal  diseases  and  disorders.  The  Company  seeks to  expand  its gastrointestinal franchise by in-licensing products and acquiring products or companies, as well as developing additional products and expanding indications for existing products. Axcan's current products include ULTRASE and VIOKASE for the treatment of certain gastrointestinal symptoms related to cystic fibrosis in the case of ULTRASE; URSO 250 for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and PHOTOFRIN for the treatment of certain types of gastrointestinal and other conditions. In addition, Axcan currently has two products pending approval, one an additional indication for a currently marketed product and the other, an indication for a new product. Axcan also has a number of pharmaceutical projects in all phases of development. Axcan reported revenue of $45.6 million and income before financial expenses, interest income, amortization and income taxes of $15.7 million for the three-month period ended March 31, 2003. For the six-month period ended March 31, 2003, revenue was $83.5 million and income before financial expenses, interest income, amortization and income taxes was $27.7 million.

Much of Axcan's recent sales growth is derived from sales in the United States and France, following recent acquisitions. During the first quarter of this fiscal year, Axcan acquired the world wide rights to the PANZYTRAT enzyme product line from Abbott Laboratories and the rights of DELURSAN, an ursodiol 250 mg tablet, from Aventis Pharma S.A. for the French market. Revenue from sales of Axcan's products in the United States was $52.9 million (63.3% of total revenue) for the six-month period ended March 31, 2003, compared to $46.3 million for the same period of fiscal 2002. In Canada, revenue was $9.7 million (11.6% of total revenue) for the six-month period ended March 31, 2003, compared to $8.4 million for the same period of fiscal 2002. In France, revenue was $20.5 million (24.6% of total revenue) for the six-month period ended March 31, 2003, compared to $4.1 million for the same period of fiscal 2002.

Historically, Axcan's revenue has been principally derived from sales of pharmaceutical products for the treatment of gastrointestinal diseases and disorders, to large pharmaceutical wholesalers and large chain pharmacies.

Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write prescriptions for Axcan's products. These gastroenterologists write prescriptions for their patients, who, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers, or, in the case of large chain pharmacies, their distribution centers, to whom Axcan sells its products.


                                                               AXCAN PHARMA INC.

Axcan's expenses have historically been comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses its products) and research and development expenses.

Axcan's annual and quarterly operating results are primarily affected by three factors: wholesaler buying patterns; the level of acceptance of Axcan's products by gastroenterologists and their patients and the extent of Axcan's control over the marketing of its products. Wholesaler buying patterns, including a tendency to increase inventory levels prior to an anticipated or announced price increase, affect Axcan's operating results by shifting revenue between quarters. To ensure that Axcan maintains good relations with wholesalers, Axcan typically gives wholesalers prior notice of price increases to enable them to purchase products that they will later sell at higher prices. The level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

During the month of December 2002, Axcan acquired the worldwide rights to PANZYTRAT enzyme product line from Abbott Laboratories for a cash purchase price of $45 million plus transaction expenses. The greater portion of PANZYTRAT sales is in Europe. During the period of marketing authorization transfer, the seller act as an agent for the management of the product line sales. For the six-month period ended March 31, 2003, Axcan reported revenue of $4,038,102 representing the net sales from the product line less cost of goods sold and other related expenses. At the end of the month of December, Axcan acquired the rights to DELURSAN for the French market for a cash purchase price of $22.8 million plus transaction expenses. The Company began to market this product in this second quarter.


Critical Accounting Policies

The Company decided, for the year beginning October 1, 2002, to switch from Canadian Generally Accepted Accounting Principles ("GAAP") to United States of America ("U.S.") GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with, the majority of its customers and peer companies.

Axcan's consolidated financial statements are prepared in accordance with U.S. GAAP, applied on a consistent basis. Axcan's critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the useful lives or fair value of goodwill and intangible assets.

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and recognized amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant estimates made by the management include the calculation of reserve for doubtful accounts, products returns, rebates and allowances, useful lives of long-lived assets, fair value of goodwill and intangible assets, contingency provision and other accrued charges. These estimates were made using the historical information available.


                                                               AXCAN PHARMA INC.

Revenue Recognition
Revenue is recognized when product is shipped to the Company's customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts and allowances. In certain circumstances returns or exchanges of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Goodwill and Intangible Assets
Axcan's goodwill and intangible assets are stated at cost, less accumulated amortization using the straight-line method based on their estimated useful lives from 15 to 25 years until September 30, 2001. Since October 1, 2001, the Company no longer amortizes its goodwill and intangible assets with infinite life. However, management evaluates the value of the unamortized portion of goodwill and intangible assets annually, by comparing the carrying value to the future benefits of the Company's activities or the expected sale of pharmaceutical products. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, Axcan has not recognized any permanent impairment in value. Intangible assets with finite life are still amortized over their estimated useful lives.

Research and Development Expenses
Research and development expenses are charged to earnings in the year they are incurred.

Offer to acquire Salix

On April 10, 2003, Axcan made a cash tender offer of $8.75 per share for all of the outstanding shares of common stock of Salix Pharmaceuticals Ltd ("Salix"). On April 24, 2003, the Salix Board has recommended that its stockholders reject Axcan's cash tender offer. On April 25, 2003, Axcan filed a preliminary proxy statement with the Securities and Exchange Commission announcing its intention to nominate a slate of independent directors for election to the board of directors of Salix at its annual meeting scheduled for Thursday, June 19, 2003. There can be no assurance that any transaction relating to Salix will occur, or, if a transaction does occur, what the terms of the transaction will be.

Acquisitions

On November 7, 2001, Axcan acquired all the outstanding shares of Enteris, a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $23.0 million and was paid in cash.

On April 17, 2002, Axcan acquired all of the outstanding shares and certain related assets of Lacteol. This company is specialized in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounted to $13.1 million, and was paid through the issuance of 365,532 common shares of the Company and $8.4 million in cash.

The acquisition costs for both transactions have been allocated to assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition date.


                                                               AXCAN PHARMA INC.

Results of Operations

The following table sets forth, for the quarters indicated, the percentage of revenue represented by items in Axcan's consolidated statements of earnings:

                                        For the three-month      For the six-month
                                       period ended March 31   period ended March 31
                                       ---------------------   ---------------------
                                           2003      2002          2003     2002
                                       ---------- ----------   ---------- ----------

Revenue                                    100%      100%          100%     100%
------------------------------------------------------------------------------------

Cost of goods sold                         23,7      24,1          23,8     25,0
Selling and administrative expenses        34,8      37,8          36,6     40,1
Research and development expenses           7,1       7,8           6,4      6,9
Amortization                                4,4       5,7           4,8      6,0
------------------------------------------------------------------------------------
                                           70,0      75,4          71,6     78,0
------------------------------------------------------------------------------------

Operating income                           30,0      24,6          28,4     22,0
------------------------------------------------------------------------------------

Financial expenses                          1,6       0,4           1,0      0,5
Loss on foreign exchange                              0,7           0,3      0,4
Interest income                            (0,6)     (0,2)         (0,7)    (0,3)
------------------------------------------------------------------------------------
                                            1,0       0,9           0,6      0,6
------------------------------------------------------------------------------------

Income before income taxes                 29,0      23,7          27,8     21,4
Income taxes                                9,4       8,1           9,2      7,3
------------------------------------------------------------------------------------
Net income                                 19,6      15,6          18,6     14,1
------------------------------------------------------------------------------------

Periods ended March 31, 2003 compared to periods ended March 31, 2002

Revenue
Revenue increased $15.1 million (49.5%) to $45.6 million for the second quarter ended March 31, 2003 from $30.5 million for the corresponding quarter of the preceding fiscal year. For the six-month period ended March 31, 2003, revenue was $83.5 million compared to $59.0 million for the corresponding period of the preceding fiscal year, an increase of 41.4%. This increase in revenue came from France, following the acquisitions of Enteris and Lacteol as well as the PANZYTRAT product line, and also from the United States with strong sales of CANASA rectal suppositories and URSO 250. Revenue from France include domestic and foreign sales amounting to $12.8 million compared to $2.5 million for the quarter ended March 31, 2002 and $20.5 million compared to $4.1 million for the six-month period ended March 31, 2002.

Cost of goods sold
Cost of goods sold consists principally of costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. Cost of goods sold increased $3.4 million (45.9%) to $10.8 million for the quarter ended March 31, 2003 from $7.4 million for the corresponding quarter of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the quarter ended March 31, 2003 decreased marginally as compared to the corresponding quarter of the preceding fiscal year, at 23.7% and 24.1%, respectively. This decrease was due primarily to increased sales of products with higher margins in the United States. For the six-month period ended March 31, 2003, cost of goods sold was $19.9 million (23.8% of revenue) compared to $14.7 million (25.0% of revenue) for the corresponding period of the preceding fiscal year.


                                                               AXCAN PHARMA INC.

Selling and administrative expenses
Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $4.4 million (38.3%) to $15.9 million for the quarter ended March 31, 2003 from $11.5 million for the corresponding quarter of the preceding fiscal year. For the six-month period ended March 31, 2003, selling and administrative expenses increased $6.8 million (28.7%) to $30.5 million from $23.7 million for the corresponding period of the preceding fiscal year. This increase is mainly due to the inclusion of $7.0 million of selling and administrative expenses from Enteris and Lacteol for the six-month period ended March 31, 2003 compared to $2.7 million for the corresponding period of the preceding year which represented five months of operations for Enteris.

Research and development expenses
Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf and for salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $0.9 million (37.5%) to $3.3 million for the quarter ended March 31, 2003 from $2.4 million for the corresponding quarter of the preceding fiscal year and $1.3 million (31.7%) to $5.4 million for the six-month period ended March 31, 2003, from $4.1 million for the corresponding period of the preceding fiscal year.

Amortization
Amortization  consists  principally  of  intangible  assets  with  finite  life.
Intangible assets include trademarks, trademark licenses and manufacturing rights. Amortization increased $0.3 million (17.6%) to $2.0 million for the quarter ended March 31, 2003 from $1.7 million for the corresponding quarter of the preceding fiscal year and $0.5 million (14.3%) to $4.0 million for the six-month period ended March 31, 2003 from $3.5 million for the corresponding period of the preceding fiscal year. The increases result mainly from amortization of capital assets in France, for Enteris, since November 2001, and Lacteol, since April 2002.

Financial expenses
Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses include loss on conversion of foreign currencies. Financial expenses increased $0.4 million to $0.7 million for the quarter ended March 31, 2003 from $0.3 million for the corresponding quarter of the preceding fiscal year and $0.6 million to $1.1 million for the six-month period ended March 31, 2003 from $0.5 million for the corresponding period of the preceding fiscal year. These increases are mainly due to one month interests expenses on the convertible debenture of $125,000,000 issued on March 5, 2003.

Income Taxes
Income taxes amounted to $4.3 million for the quarter ended March 31, 2003, compared to $2.5 million for the quarter ended March 31, 2002. Income taxes amounted to $7.7 million for the six-month period ended March 31, 2003 compared to $4.3 million for the corresponding period of the preceding fiscal year. The effective tax rates were 33.1% for the six-month period ended March 31, 2003 and 34.1% for the six-month period ended March 31, 2002.


Net income
Net income was $8.9 million or $0.20 of basic income per share and $0.19 of diluted income per share, for the quarter ended March 31, 2003, compared to $4.8 million or $0.12 per share for the corresponding quarter of the preceding year. The basic weighted average number of common shares outstanding used to establish the per share amounts


                                                               AXCAN PHARMA INC.

increased from 38.8 million for the quarter ended March 31, 2002, to 44.9 million for the quarter ended March 31, 2003, following the completion of public equity offerings, the subscription of investors through private placements, the exercise of options previously granted pursuant to Axcan's stock option plan, the issuance of shares for the acquisition of assets and for the redemption of preferred shares previously issued in connection with the acquisition of PHOTOFRIN, both in fiscal 2001 and 2002.

Net income was $15.5 million or $0.35 of basic income per share and $0.34 of diluted income per share, for the six-month period ended march 31, 2003, compared to $8.3 million or $0.22 of basic income per share and $0.21 of diluted income per share for the corresponding period of the preceding year.

Canadian GAAP

The differences (in thousands of U.S. dollars) between U.S. and Canadian GAAP which affect net income for the periods ended March 31, 2003 and 2002 are summarized in the following table:

                                                  For the three-month     For the six-month
                                                 period ended March 31   period ended March 31
                                                ----------------------- -----------------------
                                                    2003        2002       2003         2002
                                                ----------   ---------- ----------   ----------
                                                         $            $          $            $
Net income in accordance with U.S. GAAP             8,933        4,751     15,490        8,348

Prepaid advertising costs                              --         (114)         --        (228)
Implied interests on convertible debt                (294)           --      (294)           --
Amortization of new products acquisition costs        (13)         (13)       (26)         (26)
Income tax impact of the above adjustments              5           48         10           96
                                                ----------   ---------- ----------   ----------

Net earnings in accordance with Canadian GAAP       8,631        4,672     15,180        8,190
                                                ==========   ========== ==========   ==========


During this quarter, the Company issued a convertible debenture for $125,000,000. According to the features of this debt, under Canadian GAAP, an amount of $24,238,899, representing the estimated value of the right of conversion of the debenture, was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. Implied interest in the amount of $293,865 was accounted for and added to the liability component.

Amortization expense under U.S. GAAP differs from Canadian GAAP due to the new product acquisition costs identified upon the acquisition of subsidiaries which are deferred and amortized from the date of commencement of commercial production under Canadian GAAP. Under U.S. GAAP, these costs that represent in process research and development are included in earnings as at the date of acquisition as no alternative future use has been established.

Until September 30, 2001, prepaid advertising costs were deferred and amortized over a two-year period under Canadian GAAP. In 2002, the Company elected to include in earnings its scientific symposium costs in the fiscal year when they were incurred. Under U.S. GAAP these costs are included in earnings.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 10% and 15% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Liquidity and capital resources
Axcan's cash, cash equivalents and short-term investments increased $81.1 million to $161.8 million at March 31, 2003 from $80.7 million at September 30, 2002. As at March 31, 2003, working capital was $172.2 million, compared to $103.5 million as at September 30, 2002. These increases are mainly due to the issuance of convertible debenture for a total of $125,000,000 less the acquisition of the rights to the PANZYTRAT product line and DELURSAN for a total cash purchase price of $67.8 million plus transaction expenses. Total assets increased $155.6 million (42.4%) to $522.6 million at March 31, 2003 from $367.0 million at September 30, 2002. Shareholders' equity increased $23.4 million (7.9%) to $318.2 million at March 31, 2003 from $294.8 million at September 30, 2002.

Cash flow from operating activities increased $17.3 million (110%) to $33.0 million for the six-month period ended March 31, 2003, from $15.7 million for the six-month period ended March 31, 2002. Cash flows from financing activities for the six-month period ended March 31, 2003 were $120.2 million mainly due to the insurance of the convertible debenture for a net proceed of $120.5 million. Negative cash flow from investment activities for the six-month period ended March 31, 2003 were $12.4 million mainly due to the net cash used for the acquisition of intangible assets with the proceed from the disposal of short-term investments..

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity, cash flow from operations, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $242.0 million from sales of its equity and has borrowed from financial institutions to finance the acquisition of Axcan Scandipharm and from Schwarz to finance the acquisition of Axcan URSO (these amounts have since been reimbursed).

On April 10, 2003, Axcan obtained a commitment from a Canadian chartered bank to provide senior secured bank financing ("the proposed credit facilities") in an aggregate amount not to exceed $150 million. The proposed credit facilities will replace the $55.0 million credit agreement and will be comprised of a $75.0 million non-revolving term credit facility and a $75.0 million 364-day, extendible revolving facility with a two-year term-out option. The interest rate will vary between 50 basis points to 200 basis points over prime rate and between 150 basis points and 300 basis points over the LIBOR rate or bankers acceptances depending on the Company's leverage at such time. Borrowings under the proposed credit facilities will be secured by a security interest in favor of the lenders on all of the assets and properties of Axcan. The commitment provides for customary covenants, including compliance with certain financial ratios and negative covenants in respect of prior ranking security, capital expenditures, acquisitions, investments and divestitures. Currently, no amounts have been drawn under the proposed credit facilities and Axcan is in compliance with all applicable terms thereof.

Cash Flows and Financial Resources
Axcan's research and development spending totalled $8.0 million for fiscal 2002 and $6.1 million for fiscal 2001. Axcan believes that its cash and operating cash flow will be adequate to support its existing ongoing operational requirements for at least 12 months. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Axcan believes that cash and temporary investments, together with funds provided by operations, will be sufficient to meet operating cash requirements, including development of


                                                               AXCAN PHARMA INC.

products through research and development activities, capital expenditures and repayment of its debt. Assuming regulatory approvals of future products and indications stemming from its research and development efforts, Axcan believes that these will also significantly contribute to the increase in funds provided by operations.


Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities.

Inflation has not had a significant impact on Axcan's results of operations.


Foreign Currency Risk
Axcan operates internationally, however a substantial portion of the revenue and expense activities and capital expenditures are transacted in US dollars.
Axcan's exposure to exchange rate fluctuation is reduced because in general, Axcan's revenues denominated in currencies other than the US dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.


Interest Rate Risk
The primary objective of Axcan's investment policy is the protection of principal, and accordingly investments are made in high-grade government and corporate securities with varying maturities, but typically less than 180 days. As the intent of the Company is to hold these investments until maturity, Axcan does not have a material exposure to interest rate risk. Therefore a 100 basis-point adverse change in interest rates would not have a material effect on Axcan's consolidated results of operations, financial position or cash flows.

Axcan is exposed to interest rate risk on borrowings under the credit facilities. The credit facilities bear interest based on LIBOR, US dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the credit facilities, a 100 basis-point adverse change interest rates would not have a material effect on Axcan's consolidated results of operations, financial position, or cash flows.

Supply and Manufacture
Axcan depends on third parties for the supply of active ingredients and for the manufacture of ULTRASE and URSO, two of Axcan's most important products, and PHOTOFRIN. Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products and its sales and profitability would be adversely affected.


Volatility of Share Prices
The market price of Axcan's shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities can have a significant effect on the trading price of Axcan's shares. Changes in accounting standards could have an impact on the financial statements' presentation.


                                                               AXCAN PHARMA INC.

Forward-looking Statements

This document contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory process and the commercialization of the drug or vaccine thereafter. Investors should consult the Company's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.



On behalf of management

(signed)


Jean Vezina

Vice President, Finance and Chief Financial Officer


                                                               AXCAN PHARMA INC.



AXCAN PHARMA INC.
Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars)
                                                                            March 31   September 30
                                                                                2003           2002
                                                                           ----------- ------------
                                                                           (unaudited)
ASSETS                                                                             $              $

Current assets
Cash and cash equivalents                                                    161,150         19,977
Short-term investments available for sale                                        700         60,740
Accounts receivable                                                           19,290         24,369
Income taxes receivable                                                        1,413            805
Inventories (Note 3)                                                          17,642         19,741
Prepaid expenses and deposits                                                  2,356          1,891
Deferred income taxes                                                          5,789          6,335
---------------------------------------------------------------------------------------------------
Total current assets                                                         208,340        133,858

Investments                                                                    2,317          2,681
Property, plant and equipment, net                                            20,025         20,086
Intangible assets, net (Note 4)                                              256,913        180,085
Goodwill, net                                                                 27,550         27,550
Deferred income taxes                                                          2,717          2,456
Deferred financial expenses, net                                               4,694            290
---------------------------------------------------------------------------------------------------
Total assets                                                                 522,556        367,006
===================================================================================================
LIABILITIES

Current liabilities
Accounts payable                                                              33,390         27,198
Income taxes payable                                                             811          1,605
Instalments on long-term debt                                                  1,540          1,336
Deferred income taxes                                                            445            269
---------------------------------------------------------------------------------------------------
Total current liabilities                                                     36,186         30,408

Long-term debt                                                               132,400          7,267
Deferred income taxes                                                         35,573         34,212
Non-controlling interest                                                         229            332
---------------------------------------------------------------------------------------------------
Total liabilities                                                            204,388         72,219
---------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY

Common shares, without par value of unlimited shares authorized,
  44,880,403 issued as at March 31, 2003 and 44,863,198 as at
  September 30, 2002.                                                        254,754        254,640
Preferred shares, Series A, without par value of unlimited shares authorized, non-voting, annual preferential cumulative dividend
  of 5%, no shares outstanding.                                                  ---            ---
Preferred shares, Series B, without par value of unlimited shares authorized, non-voting, convertible into common shares, no shares
  issued.                                                                        ---            ---
Retained earnings                                                             59,199         43,709
Accumulated other comprehensive income (loss)                                  4,215         (3,562)
---------------------------------------------------------------------------------------------------
Total shareholders' equity                                                   318,168        294,787
---------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                   522,556        367,006
===================================================================================================


     See the accompanying notes to the Consolidated Financial Statements.
     These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.



AXCAN PHARMA INC.
Consolidated Statements of Shareholders' Equity
-------------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)
                                             For the three-month period        For the six-month period
                                                   ended March 31                   ended March 31
                                             --------------------------        ------------------------
                                                   2003           2002              2003           2002
                                             ------------  ------------        -----------   ----------

Common shares (Number)
Balance, beginning of period                 44,872,284     38,447,079        44,863,198     38,412,133
  Exercise of options                             8,119         36,162            17,205         71,108
  Public offering                                   --       5,000,000               --       5,000,000
  Exercise of the underwriters' option              --         750,000               --         750,000
--------------------------------------------------------------------------------------------------------
Balance, end of period                       44,880,403     44,233,241        44,880,403     44,233,241
========================================================================================================

                                                      $              $                 $              $
Common shares
Balance, beginning of period                    254,698        183,406           254,640        183,193
  Exercise of options                                56            172               114            385
  Public offering                                   --          54,537               --          54,537
  Exercise of the underwriters' option              --           8,625               --           8,625
--------------------------------------------------------------------------------------------------------
Balance, end of period                          254,754        246,740           254,754        246,740
--------------------------------------------------------------------------------------------------------

Retained earnings
Balance, beginning of period                     50,266         26,118            43,709         22,521
  Net income                                      8,933          4,751            15,490          8,348
--------------------------------------------------------------------------------------------------------
Balance, end of period                           59,199         30,869            59,199         30,869
--------------------------------------------------------------------------------------------------------

Accumulated other comprehensive
income (loss)
Balance, beginning of period                        605         (5,257)           (3,562)        (5,283)
  Foreign currency translation adjustments        3,610            (33)            7,777             (7)
--------------------------------------------------------------------------------------------------------
Balance, end of period                            4,215         (5,290)            4,215         (5,290)
--------------------------------------------------------------------------------------------------------
Total shareholders' equity                      318,168        272,319           318,168        272,319
========================================================================================================

Comprehensive income
Foreign currency translation adjustments          3,610            (33)            7,777             (7)
Net income                                        8,933          4,751            15,490          8,348
--------------------------------------------------------------------------------------------------------
Total comprehensive income                       12,543          4,718            23,267          8,341
========================================================================================================


     See the accompanying notes to the Consolidated Financial Statements.
     These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.


AXCAN PHARMA INC.
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars)
(unaudited)

                                                 For the three-month period     For the six-month period
                                                       ended March 31                ended March 31
                                                 --------------------------     ------------------------
                                                     2003           2002            2003           2002
                                                 ------------  ------------     -----------  -----------
                                                         $              $               $              $
Operations
Net income                                          8,933          4,751          15,490          8,348
Non-cash items
Share in joint venture earnings                        33             15              88              7
 Non-controlling interest                             (49)           (90)           (103)          (180)
 Amortization of deferred financial expenses          104             --             129             --
 Other amortization                                 1,998          1,739           4,036          3,514
 Foreign currency fluctuation                         156           (153)            151            176
 Deferred income taxes                               (529)           113           1,938            332
 Changes in working capital items:
  Accounts receivable                              (3,140)         2,001           4,967          3,337
  Income taxes receivable                              21           (576)           (636)          (744)
  Inventories                                       1,077           (935)          2,059         (1,250)
  Prepaid expenses and deposits                       978           (198)           (465)          (196)
  Accounts payable                                  2,324           (679)          6,111          1,397
  Income taxes payable                               (200)          (156)           (766)         1,008
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities               11,706          5,832          32,999         15,749
--------------------------------------------------------------------------------------------------------
Financing
 Long-term debt                                   125,277            157         125,413            407
 Repayment of long-term debt                         (488)           (29)           (820)        (2,470)
 Issue of shares                                       56         66,297             114         66,510
 Share issue expenses                                             (4,667)             --         (4,667)
 Deferred financial expenses                       (4,500)            --          (4,500)            --
--------------------------------------------------------------------------------------------------------
Cash flows from financing activities              120,345         61,758         120,207         59,780
--------------------------------------------------------------------------------------------------------
Investment
 Acquisition of short-term investments               (700)            --            (700)            --
 Disposal of short-term investments                 5,992             --          60,740             --
 Acquisition of investments                            --             --              --             (6)
 Disposal of investments                              143             12             272             13
 Acquisition of property, plant and equipment        (721)          (376)         (1,012)        (1,384)
 Acquisition of intangible assets                      --             --         (71,935)            --
 Disposal of intangible assets                        205             --             205             --
 Net cash used for business acquisitions               --             --              --        (10,261)
--------------------------------------------------------------------------------------------------------
Cash flows from investment activities               4,919           (364)        (12,430)       (11,638)
--------------------------------------------------------------------------------------------------------
Foreign exchange gain (loss) on cash
 held in foreign currencies                           149             (7)            397            (43)
--------------------------------------------------------------------------------------------------------
Net increase  in cash and cash
 equivalents                                      137,119         67,219         141,173         63,848
 Cash and cash equivalents,
 beginning of period                               24,031         13,144          19,977         16,515
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period          161,150         80,363         161,150         80,363
========================================================================================================
Additional information
 Interest received                                    252            214             508            259
 Interest paid                                         37             54             123             67
 Income taxes paid                                  3,147          6,269           5,522          6,653
========================================================================================================

     See the accompanying notes to the Consolidated Financial Statements.
     These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.


AXCAN PHARMA INC.
Consolidated Statements of Operations
-----------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

                                            For the three-month period       For the six-month period
                                                   ended March 31                  ended March 31
                                            --------------------------       ------------------------
                                                 2003            2002            2003           2002
                                            ---------        --------        --------        --------
                                                    $               $               $              $
REVENUE                                        45,621          30,489          83,467         59,011
-----------------------------------------------------------------------------------------------------

Cost of goods sold                             10,830           7,365          19,899         14,744
Selling and administrative expenses            15,877          11,522          30,507         23,668
Research and development expenses               3,252           2,377           5,354          4,095
Amortization                                    1,998           1,739           4,036          3,514
-----------------------------------------------------------------------------------------------------
                                               31,957          23,003          59,796         46,021
-----------------------------------------------------------------------------------------------------

Operating income                               13,664           7,486          23,671         12,990
......................................................................................................

Other expenses (income)
 Financial expenses                               705             112             851            285
 Loss on foreign currency                          19             221             248            207
 Interest income                                 (286)            (70)           (569)          (175)
-----------------------------------------------------------------------------------------------------
                                                  438             263             530            317
-----------------------------------------------------------------------------------------------------

Income before income taxes                     13,226           7,223          23,141         12,673
Income taxes                                    4,293           2,472           7,651          4,325
-----------------------------------------------------------------------------------------------------
NET INCOME                                      8,933           4,751          15,490          8,348
=====================================================================================================

Income per common share
 Basic                                           0,20            0,12            0,35           0,22
 Diluted                                         0,19            0,12            0,34           0,21
=====================================================================================================

Weighted average number of common shares
 Basic                                      44,878,289     38,778,428        44,872,564   38,600,940
 Diluted                                    48,131,627     39,705,812        46,635,551   39,480,908
=====================================================================================================



     See the accompanying notes to the Consolidated Financial Statements.
     These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

1.      Significant accounting policies

The Company decided, for the year beginning October 1, 2002, to switch from Canadian generally accepted accounting principles (GAAP) to the United States of America (U.S.) GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2002. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2002. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2.      PANZYTRAT acquisition

On December 3, 2002, the Company acquired the worldwide rights to the PANZYTRAT enzyme product line from Abbott Laboratoires (Abbott). During the period of marketing authorizations transfer ("the interim period"), the seller act as an agent for the management of the product line sales. The interim period is for a maximum of 18 months. For the six-month period ended March 31, 2003, the Company included in its revenues an amount of $4,038,102 representing the net sales from the product line less cost of goods sold and other Abbott related expenses. The net sales of PANZYTRAT enzyme product line for the six-month period ended March 31, 2003 are $6,108,286.

3.      Inventories

                                                    March 31        September 30
                                                        2003                2002
                                                 ------------       ------------
                                                           $               $

Raw materials and packaging material                   4,285           3,841
Work in progress                                       3,799           4,516
Finished goods                                         9,558          11,384
--------------------------------------------------------------------------------
                                                      17,642          19,741
================================================================================

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


4.      Intangible assets

                                                        March 31, 2003
--------------------------------------------------------------------------------
                                                         Accumulated
                                              Cost       amortization    Net
--------------------------------------------------------------------------------
                                                     $          $            $
Trademarks, trademark licences and
manufacturing rights with a:
  Finite life                                107,268       17,983       89,285
  Indefinite life                            180,046       12,418      167,628
--------------------------------------------------------------------------------
                                             287,314       30,401      256,913
================================================================================

                                                      September 30, 2002
--------------------------------------------------------------------------------
                                                         Accumulated
                                              Cost       amortization    Net
--------------------------------------------------------------------------------
                                                     $          $            $
Trademarks, trademark licences and
manufacturing rights with a:
  Finite life                                105,736       15,508       90,228
  Indefinite life                            102,275       12,418       89,857
--------------------------------------------------------------------------------
                                             208,011       27,926      180,085
================================================================================


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

5.      Segmented information

The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic segments:

                         For the three-month period    For the six-month period
                               ended March 31               ended March 31
                         --------------------------    -------------------------
                             2003             2002          2003           2002
                         ---------        ---------    ----------     ----------
                                  $                $             $             $
Revenue
  Canada
    Domestic sales           4,833            2,624         9,710         8,430
    Foreign sales            3,862            4,500         4,881         5,428
  United States
    Domestic sales          27,650           25,218        52,860        46,320
    Foreign sales               68              128           106           269
  France
    Domestic sales           7,589            2,459        12,843         4,065
    Foreign sales            5,193               --         7,705            --
  Other                      2,967              189         2,959           196
  Inter-segment             (6,541)          (4,629)       (7,597)       (5,697)
--------------------------------------------------------------------------------
                            45,621           30,489        83,467        59,011
================================================================================

Operating income
  Canada                    (1,385)            (520)          247           176
  United States             10,140            8,135        17,183        13,567
  France                     4,992              159         6,609            36
  Other                        (83)            (288)         (368)         (789)
--------------------------------------------------------------------------------
                            13,664            7,486        23,671        12,990
================================================================================

Amortization
  Canada                       379              340           740           656
  United States                943            1,007         1,891         2,072
  France                       301                9           606            15
  Other                        375              383           799           771
--------------------------------------------------------------------------------
                             1,998            1,739         4,036         3,514
================================================================================

                                                         March 31   September 30
                                                             2003           2002
                                                         ---------  ------------
                                                                $             $
Total assets
  Canada                                                  446,725       297,338
  United States                                           213,942       184,105
  France                                                  144,562        59,343
  Other                                                   124,978        67,532
  Inter-segment                                          (407,651)     (241,312)
--------------------------------------------------------------------------------
                                                          522,556       367,006
================================================================================




                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial  Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


6.      Income per common share

The following table reconciles the numerators and the denominators of the basic and diluted income per common share computations:


                                               For the three-month period    For the six-month period
                                                     ended March 31                ended March 31
                                               --------------------------    --------------------------
                                                      2003          2002            2003          2002
                                               ------------  ------------    -------------  -----------
Net income
  Basic                                             $8,933        $4,751         $15,490        $8,348
  Interests on convertible debenture                   253           --              253           --
-------------------------------------------------------------------------------------------------------
Net income on a diluted basis                       $9,186        $4,751         $15,743        $8,348
=======================================================================================================

Weighted average number of
  common shares outstanding                     44,878,289    38,778,428      44,872,564    38,600,940
Effect of dilutive stock options                   433,130       731,498         448,306       674,418
Effect of dilutive purchase price payable          242,131       195,886         239,808       205,550
Effect of dilutive convertible debenture         2,578,077            --       1,274,873            --
------------------------------------------------------------------------------------------------------
Adjusted weighted average number
  of common shares outstanding                  48,131,627    39,705,812      46,835,551    39,480,908
======================================================================================================

     Options to purchase 1,242,600 and 281,450 common shares were outstanding as at March 31, 2003 and 2002 respectively but were not included in the computation of diluted income per share as the exercise price of the options was greater than the average market price of the common shares.

     7.   Stock options

     The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:


                                     For the three-month period      For the six-month period
                                           ended March 31                  ended March 31
                                     --------------------------      ------------------------
                                           2003           2002             2003         2002
                                     -----------     ----------      -----------  -----------

Fair value per option                     $5.48          $6.03            $5.17        $6.80
Assumptions used in Black-Scholes
  option pricing model
    Expected volatility                     45%            47%              45%          47%
    Risk-free interest rate               4,50%          4,91%            4,46%        4,90%
    Expected option life                      6              6                6            6
    Expected dividend                        --             --               --           --



                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with U.S. GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


7.      Stock options (Continued)

The Company's net income, basic income per share and diluted income per share would have been on a pro-forma basis as follows:


                                                     For the three-month period
                                                           ended March 31
                                      ----------------------------------------------------------
                                                2003                               2002
                                      -----------------------            -----------------------
                                      As reported   Pro-forma            As reported   Pro-forma
                                      -----------   ---------            -----------   ---------
                                                $           $                      $           $
Net income                                  8,933       8,090                  4,751       4,601
Basic income per share                       0.20        0.18                   0.12        0.12
Diluted income per share                     0.19        0.17                   0.12        0.12

                                                      For the six-month period
                                                           ended March 31
                                      ----------------------------------------------------------
                                                2003                               2002
                                      -----------------------            -----------------------
                                      As reported   Pro-forma            As reported  Pro-forma
                                      -----------   ---------            -----------  ----------
                                                $           $                      $           $
Net income                                 15,490      13,868                  8,348       7,714
Basic income per share                       0.35        0.31                   0.22        0.20
Diluted income per share                     0.34        0.30                   0.21        0.20


                                                               AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Balance Sheets
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
                                                      March 31     September 30
                                                          2003             2002
                                                    ------------   ------------
ASSETS                                               (unaudited)
                                                             $                $
Current assets
  Cash and cash equivalents                            161,180           20,005
  Short-term investments                                   700           60,740
  Accounts receivable                                   19,357           24,521
  Income taxes receivable                                1,433              805
  Inventories (Note 3)                                  17,642           19,747
  Prepaid expenses and deposits                          2,358            1,895
  Future income taxes                                    5,789            6,335
--------------------------------------------------------------------------------
Total current assets                                   208,459          134,048

Investments                                              2,077            2,348
Property, plant and equipment                           20,043           20,105
Intangible assets (Note 4)                             257,355          180,553
Goodwill                                                29,342           29,342
Future income taxes                                      2,717            2,456
Deferred financial expenses                              4,694              290
--------------------------------------------------------------------------------
                                                       524,687          369,142
================================================================================

LIABILITIES

Current liabilities
  Accounts payable                                      33,684           27,499
  Income taxes payable                                     811            1,577
  Instalments on long-term debt                          1,540            1,336
  Future income taxes                                      445              269
--------------------------------------------------------------------------------
Total current liabilities                               36,480           30,681

Long-term debt                                         105,751            4,563
Future income taxes                                     35,740           34,389
Non-controlling interest                                   229              332
--------------------------------------------------------------------------------
                                                       178,200           69,965
--------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Equity component of convertible debt (note 5)           24,239               --
Equity component of purchase price                       2,704            2,704
Capital stock                                          261,399          261,285
Retained earnings                                       49,774           34,594
Accumulated foreign currency translation adjustments     8,371              594
--------------------------------------------------------------------------------
                                                       346,487          299,177
--------------------------------------------------------------------------------
                                                       524,687          369,142
================================================================================

See the  accompanying  notes to the  Consolidated  Financial  Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Cash Flows
--------------------------------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)


                                                For the three-month period    For the six-month period
                                                       ended March 31              ended March 31
                                                --------------------------    --------------------------
                                                      2003           2002           2003           2002
                                                -----------    -----------    -----------    -----------
                                                          $              $              $              $
Operations
Net earnings                                          8,631          4,672         15,180          8,190
Non-cash items
  Implied interest on convertible debt                  294             --            294             --
  Non-controlling interest                              (49)           (90)          (103)          (180)
  Amortization of deferred financial expenses           104             --            129             --
  Other amortization                                  2,013          1,753          4,067          3,546
  Foreign currency fluctuation                          156           (153)           151            176
  Future income taxes                                  (534)           155          1,928            490
  Investment tax credits                                 --           (138)            --           (254)
  Changes in working capital items:
    Accounts receivable                              (3,148)         2,001          5,052          3,337
    Income taxes receivable                              29           (576)          (628)          (744)
    Inventories                                       1,077           (935)         2,065         (1,250)
    Prepaid expenses and deposits                       978             30           (463)            32
    Accounts payable                                  2,361           (720)         6,095          1,416
    Income taxes payable                               (210)          (156)          (766)         1,008
---------------------------------------------------------------------------------------------------------
Cash flows from operating activities                 11,702          5,843         33,001         15,767
---------------------------------------------------------------------------------------------------------
Financing
  Long-term debt                                    101,038            157        101,174            407
  Repayment of long-term debt                          (488)           (29)          (820)        (2,470)
  Equity component of convertible debt               24,239             --         24,239             --
  Issue of shares                                        56         66,297            114         66,510
  Share issue expenses                                   --         (4,667)            --         (4,667)
  Defferred financial expenses                       (4,500)                       (4,500)
---------------------------------------------------------------------------------------------------------
Cash flows from financing activities                120,345         61,758        120,207         59,780
---------------------------------------------------------------------------------------------------------
Investment
  Acquisition of short-term investments                (700)            --           (700)            --
  Disposal of short-term investments                  5,992             --         60,740             --
  Acquisition of investments                             --             --             --             (6)
  Disposal of investments                               143             12            272             13
  Acquisition of property, plant and equipment         (721)          (376)        (1,012)        (1,384)
  Acquisition of intangible assets                       --             --        (71,935)            --
  Disposal of intangible assets                         205             --            205             --
  Net cash used for business acquisitions                --             --             --        (10,261)
---------------------------------------------------------------------------------------------------------
Cash flows from investment activities                 4,919           (364)       (12,430)       (11,638)
---------------------------------------------------------------------------------------------------------
Foreign exchange gain (loss) on cash
  held in foreign currencies                            149             (7)           397            (43)
---------------------------------------------------------------------------------------------------------
Net increase in cash and cash
 equivalents                                        137,115         67,230        141,175         63,866
Cash and cash equivalents, beginning of period       24,065         13,177         20,005         16,541
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period            161,180         80,407        161,180         80,407
=========================================================================================================
Additional information
  Interest received                                     252            214            508            259
  Interest paid                                          37             54            123             67
  Income taxes paid                                   3,147          6,269          5,522          6,653
=========================================================================================================


See the  accompanying  notes to the  Consolidated  Financial  Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Consolidated Earnings
-------------------------------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


                                                For the three-month period    For the six-month period
                                                      ended March 31               ended March 31
                                                --------------------------    ------------------------
                                                        2003         2002            2003        2002
                                                -------------  -----------    ------------  ----------
                                                           $            $               $           $

REVENUE                                               45,892       30,532          83,922      59,261
------------------------------------------------------------------------------------------------------

Cost of goods sold                                    10,833        7,365          19,908      14,744
Selling and administrative expenses                   16,140       11,677          30,927      24,137
Research and development expenses                      3,078        2,182           4,940       3,740
------------------------------------------------------------------------------------------------------
                                                      30,051       21,224          55,775      42,621
------------------------------------------------------------------------------------------------------

                                                      15,841        9,308          28,147      16,640
.......................................................................................................

Financial expenses                                     1,001          113           1,173         288
Loss on foreign currency                                  19          221             227         207
Interest income                                         (286)         (70)           (569)       (175)
Amortization                                           2,013        1,753           4,067       3,546
------------------------------------------------------------------------------------------------------
                                                       2,747        2,017           4,898       3,866
------------------------------------------------------------------------------------------------------

Earnings before income taxes                          13,094        7,291          23,249      12,774
Income taxes                                           4,463        2,619           8,069       4,584
------------------------------------------------------------------------------------------------------
NET EARNINGS                                           8,631        4,672          15,180       8,190
======================================================================================================

Earnings per common share
  Basic                                                 0,19         0,12            0,34        0,21
  Diluted                                               0,19         0,12            0,33        0,21
======================================================================================================

Weighted average number of common shares
  Basic                                           44,878,289   38,778,428      44,872,564  38,600,940
  Diluted                                         45,553,550   39,705,812      45,560,678  39,480,908
======================================================================================================

AXCAN PHARMA INC.
Consolidated Retained Earnings
------------------------------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars)
(unaudited)
                                                For the three-month period    For the six-month period
                                                      ended March 31               ended March 31
                                                --------------------------    ------------------------
                                                        2003         2002            2003        2002
                                                -------------  -----------    ------------  ----------
                                                           $            $               $           $


Balance, beginning of period                          41,143       20,432          34,594      16,914
Net earnings                                           8,631        4,672          15,180       8,190
Share issue expenses                                      --       (2,963)             --      (2,963)
------------------------------------------------------------------------------------------------------
Balance, end of period                                49,774       22,141          49,774      22,141
======================================================================================================


See the  accompanying  notes to the  Consolidated  Financial  Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)

1.      Significant accounting policies

The Company decided, for the year beginning October 1st, 2002, to switch from Canadian generally accepted accounting principles (GAAP) to the United States of America (U.S.) GAAP as its primary reporting convention. The change in GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with the majority of its customers and peer companies. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with regulatory authorities.

On October 1, 2002, the Company adopted retroactively the recommendations of the Canadian Institute of Chartered Accountants Handbook, Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines notably recognition, measurement and disclosure standards for stock-based compensation to employees. These standards define a fair value-based method of accounting for stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The supplementary information required by this new Section is presented in note 8.

The accompanying unaudited financial statements are prepared in accordance with Canadian GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited financial statements for the year ended September 30, 2002. The interim financial statements and related notes should be read in conjunction with the Company's audited financial statements for the year ended September 30, 2002. When necessary, the financial statements include amounts based on informed estimates and best judgements of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.


2.      PANZYTRAT acquisition

On December 3, 2002, the Company acquired the worldwide rights to PANZYTRAT enzyme product line from Abbott Laboratoires (Abbott). During the period of marketing authorizations transfer ("the interim period"), the seller act as an agent for the management of the product line sales. The interim period is for a maximum of 18 months. For the six month period ended March 31, 2003, the Company included in its revenues an amount of $4,038,102 representing the net sales from the product line less cost of goods sold and other Abbott related expenses. The net sales of PANZYTRAT enzyme product line for the six-month period ended March 31, 2003 are $6,108,286.

3.      Inventories

                                                  March 31        September 30
                                                      2003                2002
                                                ------------     ---------------
                                                           $                 $
Raw materials and packaging material                  4,285             3,841
Work in process                                       3,799             4,516
Finished goods                                        9,558            11,390
--------------------------------------------------------------------------------
                                                     17,642            19,747
================================================================================

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


4. Intangible assets

                                                     March 31, 2003
--------------------------------------------------------------------------------
                                                       Accumulated
                                            Cost       amortization      Net
--------------------------------------------------------------------------------
                                                $             $               $
Trademarks, trademark licences and
manufacturing rights with a:
  Finite life                               107,909       18,182        89,727
  Indefinite life                           180,046       12,418       167,628
--------------------------------------------------------------------------------
                                            287,955       30,600       257,355
================================================================================

                                                     September 30, 2002
--------------------------------------------------------------------------------
                                                       Accumulated
                                            Cost       amortization      Net
--------------------------------------------------------------------------------
                                                $             $               $
Trademarks, trademark licences and
manufacturing rights with a:
  Finite life                               106,375       15,679        90,696
  Indefinite life                           102,275       12,418        89,857
--------------------------------------------------------------------------------
                                            208,650       28,097       180,553
================================================================================


5. Equity component of convertible debt

The Company has issued convertible debenture for $125,000,000 on March 5, 2003. According to the features of this debt, an amount of $24,238,899 was included in the shareholders' equity as equity component of convertible debt and an amount of $100,761,101 was included in the long-term debt as liability component of convertible debt. Implied interest in the amount of $293,865 was accounted for and added to the liability component.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


6.      Segmented information

The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic segments:



                                             For the three-month period         For the six-month period
                                                   ended March 31                    ended March 31
                                             --------------------------         -------------------------
                                                     2003         2002                 2003         2002
                                             -------------  -----------         ------------  -----------
                                                         $            $                    $            $
Revenue
  Canada
    Domestic sales                                   4,833        2,624                9,710       8,430
    Foreign sales                                    3,862        4,500                4,881       5,428
  United States
    Domestic sales                                  27,650       25,218               52,860      46,320
    Foreign sales                                       68          129                  106         269
  France
    Domestic sales                                   7,589        2,459               12,843       4,065
    Foreign sales                                    5,193           --                7,705          --
  Other                                              3,238          231                3,414         446
  Inter-segment                                     (6,541)      (4,629)              (7,597)     (5,697)
---------------------------------------------------------------------------------------------------------
                                                    45,892       30,532               83,922      59,261
=========================================================================================================

Earnings before financial expenses,
loss on foreign currency, interest
income, amortization and income
taxes
  Canada                                              (831)         (99)               1,405         959
  United States                                     11,083        9,142               19,074      15,639
  France                                             5,293          168                7,215          51
  Other                                                296           97                  453          (9)
---------------------------------------------------------------------------------------------------------
                                                    15,841        9,308               28,147      16,640
=========================================================================================================

Amortization
  Canada                                               379          340                  740         656
  United States                                        956        1,020                1,917       2,098
  France                                               301            9                  606          15
  Other                                                377          384                  804         777
---------------------------------------------------------------------------------------------------------
                                                     2,013        1,753                4,067       3,546
=========================================================================================================

                                                                                    March 31 September 30
                                                                                        2003         2002
                                                                                    -------- -----------
Total assets                                                                             $             $
  Canada                                                                             448,120     298,733
  United States                                                                      214,384     184,573
  France                                                                             144,562      59,343
  Other                                                                              125,272      67,805
  Inter-segment                                                                     (407,651)   (241,312)
---------------------------------------------------------------------------------------------------------
                                                                                     524,687     369,142
=========================================================================================================


AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


7.      Earnings per common share

The following table reconciles the denominators of the basic and diluted earnings per common share computations:

                                      For the three-month period         For the six-month period
                                            ended March 31                    ended March 31
                                      --------------------------        --------------------------
                                           2003            2002              2003            2002
                                      ----------     -----------        -----------     ----------
                                                             --                                --
Weighted average number of common
  shares outstanding                  44,878,289      38,778,428         44,872,564     38,600,940
Effect of dilutive stock options         433,130         731,498            448,306        674,418
Effect of dilutive equity component
  of purchase price                      242,131         195,886            239,808        205,550
--------------------------------------------------------------------------------------------------
Adjusted weighted average number
  of common shares outstanding        45,553,550      39,705,812         45,560,678     39,480,908
==================================================================================================

Number of common shares
  outstanding at the end                                                 44,880,403     44,233,241
==================================================================================================



Options to purchase 1,242,600 and 281,450 common shares were outstanding as at March 31, 2003 and 2002 respectively but were not included in the computation of diluted earnings per share as the exercise price of the options was greater than the average market price of the common shares. As at March 31, 2003, the convertible debenture has no effect on the diluted earnings per share.

8.      Stock options

The estimated fair value of stock options at the time of grant using the Black-Scholes option pricing model was as follows:


                                          For the three-month period           For the six-month period
                                                ended March 31                       ended March 31
                                          --------------------------           ------------------------
                                                2003           2002                 2003           2002
                                          ----------      ---------            ---------       --------

Fair value per option                          $5,48          $6,03                $5,17          $6,80
Assumptions used in Black-Scholes
  option pricing model
    Expected volatility                          45%            47%                  45%            47%
    Risk-free interest rate                    4,50%          4,91%                4,46%          4,90%
    Expected option life                           6              6                    6              6
    Expected dividend                             --             --                   --             --


AXCAN PHARMA INC.
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
In accordance with Canadian GAAP
(in thousands of U.S. dollars, except share related data)
(unaudited)


8.      Stock options (Continued)

The Company's net earnings, basic earnings per share and diluted earnings per share would have been reduced on a pro-forma basis as follows:


                                                      For the three-month period
                                                             ended March 31
                                       ---------------------------------------------------------
                                                   2003                           2002
                                       --------------------------     --------------------------
                                       As reported      Pro-forma     As reported      Pro-forma
                                       -----------      ---------     -----------      ---------
                                                 $              $               $              $
Net earnings                                 8,631          7,788           4,672          4,522
Basic earnings per share                      0,19           0,17            0,12           0,12
Diluted earnings per share                    0,19           0,17            0,12           0,12

                                                      For the six-month period
                                                             ended March 31
                                       ---------------------------------------------------------
                                                   2003                           2002
                                       --------------------------     --------------------------
                                       As reported      Pro-forma     As reported      Pro-forma
                                       -----------      ---------     -----------      ---------
                                                 $              $               $              $
Net earnings                                15,180         13,558           8,190          7,556
Basic earnings per share                      0,34           0,30            0,21           0,20
Diluted earnings per share                    0,33           0,30            0,21           0,19



     See the accompanying notes to the Consolidated Financial Statements.

     These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.


                                                               AXCAN PHARMA INC.